

December 10, 2012

Via E-mail
Alexander M. Cutler
Chairman, Chief Executive Officer and President
Eaton Corporation
Eaton Center
Cleveland, OH 44114

      Re: **Eaton Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 1-1396

Dear Mr. Cutler:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us about any contacts with Iran, Syria, Sudan and Cuba, which are identified by the State Department as states sponsor of terrorism and are subject to U.S. economic sanctions and export controls. In this regard, we note that your Form 10-K states that the Middle East is one of your markets, and that this region includes Iran and Syria. We note that the Share Purchase Agreement between you and Green Beta S.a.r.l., filed as Exhibit 10(c) to your 2007 Form 10-K, cited as part of the purchase certain Iranian Assets which Eaton Green Holding GmbH agreed to seek to sell. We note 2011 news articles and a 2011 Congressional hearing transcript reporting that you pledged to end business in Iran. We also note that Eaton Electrical's website lists Sudan on its Electrical Sector

Worldwide Sites page. Finally, we note 2011 news articles reporting that you have a joint venture with Commercial Aircraft Corp of China (COMAC) and that you do business with China's Xuzhou Construction Machinery Group (XCMG). Recent news articles report that COMAC and Turkey's Mermerler Holding agreed to sell aircraft and helicopters to Iran and other countries. Two of XCMG's websites state, respectively, that its markets include Cuba and Sudan and that it has sold truck cranes to Iran. XCMG has received some recent negative publicity regarding its sales of cranes in Iran.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, technology, services or components you have provided to or received from Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Alexander M. Cutler
Eaton Corporation
December 10, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

 /s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance